EXHIBIT 99.1

BrainsWay Reports First Quarter 2023 Financial Results and Operational Highlights

BURLINGTON, Mass. and JERUSALEM, May 17, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, today reported first quarter 2023 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended March 31, 2023, revenues were $6.6 million, a 10% increase as compared to the fourth quarter of 2022.
  The Company shipped a net total of 48 Deep TMS™ new systems during the first quarter of 2023, bringing BrainsWay’s total Deep TMS installed base to 932 total systems as of March 31, 2023, an 18% increase from the installed base at the same point in the prior year.
  As of March 31, 2023, the Company had shipped 453 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems, representing OCD treatment capability on nearly 50% of its total installed base.
  Cash, cash equivalents, and short-term deposits as of March 31, 2023, amounted to $44.3 million, compared to $47.9 million as of December 31, 2022.
  Recently published compelling data in Psychiatry Research demonstrating high response and remission rates for depression and anxious depression patients undergoing Deep TMS™ treatment.
    Data from the expansive post-marketing study demonstrated that patients who had received 30 or more treatments achieved an 82% response rate and a 65% remission rate in depression symptoms. Outcomes data from 1,351 patients evaluated in the study showed that average sustained response was achieved at 16 sessions, or 21 days after beginning treatment with Deep TMS.
  Continued to achieve reimbursement progress, increasing access for patients to the Deep TMS system.
    BlueCross BlueShield of Mississippi issued a healthcare policy update that allows TMS trained healthcare professionals to order and provide TMS treatment to their patients with major depressive disorder (MDD).
    United HealthCare has updated their Medicare Advantage policy in states covered by National Government Services Medicare to allow non-physician practitioners, like nurse practitioners, to order and administer TMS Therapy to their patients with MDD in states where they have scope of practice to do so.

“We remain focused on implementing key initiatives aimed at growing the Company’s top-line while simultaneously advancing toward profitability,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “Importantly, we are gaining strong interest from our international business which increased significantly during the first quarter and helped facilitate our shipment of a net total of 48 systems during the quarter.”

“We also executed a number of cost optimization measures late in the first quarter that we expect to begin seeing the benefits of in the second quarter, and more meaningfully in the second half of this year,” continued Mr. Levy. “We continue to target breakeven operating income in the fourth quarter of 2023, while demonstrating full-year revenue growth over 2022.”

First Quarter 2023 Financial Results

  Total revenues for the first quarter of 2023 were $6.6 million, compared to $8.0 million in the first quarter of 2022, a decrease of 17%.
  Gross margin for the first quarter of 2023 was 73%, compared to 77% for the first quarter 2022.
  Operating expenses for the first quarter of 2023 totaled $8.5 million, compared to $7.6 million for the first quarter of 2022.
  Operating loss for the first quarter of 2023 was $3.7 million, compared to a loss of $1.5 million for the same period in 2022.
  Net loss for the first quarter of 2023 was $2.4 million, compared to a loss of $2.0 million for the same period in 2022.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, May 17, 2023, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, May 17, 2023, at 8:30 AM Eastern Time:

United States:	1-877-407-3982
International:	1-201-493-6780
Israel:	1-809-406-247
Conference ID:	13738617
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1613817&tp_key=17843474e5

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” “aiming,” “targeting” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
844-386-7001
Scott.Areglado@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,		December 31,
	2023		2022
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$44,051		$47,581
Short-term deposits	271		271
Trade receivables, net	5,350		4,844
Inventory	4,736		3,837
Other current assets	1,738		1,556
	56,146		58,089
Non-Current Assets
System components	483		1,220
Leased systems, net	3,315		3,118
Other property and equipment	947		1,008
Other long-term assets	1,064		1,042
	5,809	-	6,388
	$61,955		$64,477

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$584		$1,116
Deferred revenues	2,263		1,477
Liability in respect of research and development grants	1,158		1,057
Other accounts payable	5,159		4,491
	9,164		8,141
Non-Current Liabilities
Deferred revenues and other liabilities	4,766		4,923
Liability in respect of research and development grants	5,108		6,016
	9,874		10,939

Equity
Share capital	364		364
Share premium	138,146		138,146
Share-based payment reserve	6,132		6,180
Currency Translation Adjustments	(2,188)		(2,188)
Accumulated deficit	(99,537)		(97,105)
	42,917		45,397

	$61,955		$64,477

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended March 31,
	2023	2022
	(Unaudited)
Revenues	$6,625	$7,970
Cost of revenues	1,792	1,867
Gross profit	4,833	6,103

Selling and marketing expenses	4,912	4,146
Research and development expenses, net	1,785	1,576
General and administrative expenses	1,803	1,863
Total operating expenses	8,500	7,585

Operating loss	(3,667)	(1,482)

Finance income (expense), net	1,407	(324)
Loss before income taxes	(2,260)	(1,806)
Taxes on income	171	187
Net loss and total comprehensive loss	$(2,431)	$(1,993)

Basic and diluted net loss per share	$(0.07)	$(0.05)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended March 31,
	2023	2022
	(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(2,431)	$(1,993)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	93	142
Depreciation of leased systems	233	245
Impairments and disposals	246	(68)
Finance expenses, net	(1,471)	324
Cost of share based payment	(51)	374
Income taxes	171	187
Total adjustments to reconcile loss	(779)	1,204
Changes in asset and liability items:
Increase in trade receivables	(493)	(63)
Increase in inventory	(928)	(1,313)
Increase in other accounts receivable	(222)	(61)
Decrease in trade payables	(535)	(512)
Increase (decrease) in other accounts payable	511	(510)
Increase in deferred revenues and other liabilities	700	273
Total changes in asset and liability	(967)	(2,186)
Cash paid and received during the period for:
Interest paid	(31)	(12)
Interest received	674	3
Income taxes paid	(7)	(3)
Total cash paid and received during the period	636	(12)
Net cash provided by (used in) operating activities:	(3,541)	(2,987)

Cash flows from investing activities:
Proceeds from property and equipment and system components, net	66	951
Withdrawal of (investment in) short-term deposits, net	-	(50)
Investment in long-term deposits, net	(2)	(3)
Net cash provided by (used in) investing activities	64	898

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	-	(498)
Receipt of government grants	-	6
Repayment of lease liability	(66)	(148)
Issuance of share capital, net	-	1
Net cash used in financing activities	(66)	(639)
Exchange rate differences on cash and cash equivalents	13	(88)

Decrease in cash and cash equivalents	(3,530)	(2,816)
Cash and cash equivalents at the beginning of the period	47,581	16,921
Cash and cash equivalents at the end of the period	$44,051	$14,105

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	24	-
Termination of lease liability and right-of-use	11	-